Exhibit 4.12
AMENDMENT AND TERMINATION AGREEMENT
This Amendment and Termination Agreement is entered into and effective as of July 11, 2022, by and between trivago N.V., a Dutch public limited company (the “Company”), and [insert management board member] (the “Participant”) (this “Agreement”). Each of the Company and the Participant are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.
WHEREAS, the Company and Participant are parties to that certain [insert award agreements with an unvested portion remaining as of July 11, 2022], each as amended or otherwise modified from time to time, the “Award Agreements; and
WHEREAS, the Company and the Participant wish to terminate the 2020 Performance Stock Option Agreement, with a performance condition of achieving a volume-weighted average share price of USD 2.74 as further described in such award, dated as of March 11, 2020 and amended as of February 16, 2021 (as amended or otherwise modified from time to time, the “Price Hurdle Agreement”).
NOW THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, each of the Parties agrees to amend the Award Agreements and terminate the Price Hurdle Agreement as provided herein.
AGREEMENT
1.Amendment. Paragraph 3(c)(ii) of each Award Agreement is hereby amended by deleting the language indicated by strikethrough text (indicated textually in the same manner as the following example: ~~stricken text~~) and by inserting the language indicated in underlined text (indicated textually in the same manner as the following example: underlined text) as set forth below (except that with respect to the 2020 Stock Option Agreement and the 2021 Stock Option Agreement, the semicolon followed by the word “and” at the end of the final paragraph below shall be deleted and replaced with a period):
(ii)    “Qualified Termination Reason” shall mean, without the Participant’s prior written consent (except as set forth below with respect to a Delisting pursuant to sub-paragraph (cc)):
(aa) a material reduction in the Participant’s rate of total compensation from the rate of total compensation in effect for such Participant immediately prior to the Change in Control; or
(bb) a relocation of the Participant’s principal place of employment more than 50 kilometers outside of Düsseldorf; or
(cc) a reduction in the Participant’s title, duties or reporting responsibilities or level of responsibilities (e.g., as a consequence of the delisting of the Company's Shares on NASDAQ without the Shares then being, or to be, listed on another Applicable Exchange (a “Delisting”)) from those in effect immediately prior to the Change in Control; provided, that, notwithstanding anything in this Agreement or the Summary of Award to the contrary, if Participant’s title, duties or reporting responsibilities or level of responsibilities are reduced from those in effect immediately prior to the Change in Control as a consequence of a Delisting, then such reduction shall not fail to constitute a Qualified Termination Reason solely because the Participant has consented to or otherwise not objected to such Delisting; or
(dd) the Company's material breach of any material provision of applicable equity compensation agreements; or
(ee) the Participant is not offered the opportunity to continue serving as a member of the Company’s management board immediately after the Company’s 2023 annual general meeting pursuant to terms of service which would not otherwise constitute a Qualified Termination Reason.
In order to invoke a Termination of Employment for a Qualified Termination Reason for any reason except a Delisting pursuant to sub-paragraph (cc), the Participant shall provide written notice to the Company of the existence of one or more of the conditions described in sub-paragraphs (aa) through ~~(dd)~~(ee) within 90 days following the Participant’s knowledge of the initial existence of such condition or conditions, and the Company shall have 30 days following receipt of such written notice (the “Cure Period”) during which it may remedy the condition. In the event that the Company fails to remedy the condition constituting a Qualified Termination Reason during the Cure Period or upon the occurrence of a Delisting pursuant to sub-paragraph (cc), the Participant must terminate employment, if at all, within 90 days following the Cure Period or the occurrence of a Delisting pursuant to sub-paragraph (cc), as applicable, in order for such Termination of Employment to constitute a Termination of Employment for a Qualified Termination Reason; and
2.Termination. The Parties hereby terminate immediately the Price Hurdle Agreement in its entirety. Accordingly, the Participant hereby irrevocably relinquishes any rights or claims it may have under the Price Hurdle Agreement and the Participant hereby acknowledges and agrees that the Company shall not have any further obligations thereunder.
3.Entire Agreement; Conflict. This Agreement contains the entire agreement of the Parties with respect to the subject matter hereof and may not be amended or modified except by an instrument in writing executed and delivered by each Party. With respect to each Award Agreement, each Party confirms that this Agreement is intended to be a part of, and will serve as a valid, written amendment to, the applicable Award Agreement. Except as otherwise set forth in this Agreement, this Agreement shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in each Award Agreement, which are hereby ratified and affirmed in all respects and shall continue in full force and effect. With respect to each Award Agreement, if there is a conflict between an Award Agreement and this Agreement, the terms and conditions of this Agreement shall control.
4.Miscellaneous. Paragraphs 10 (Notices), 12 (Laws Applicable to Construction; Consent to Jurisdiction), 13 (Severability), 16 (Headings) and 18 (Language) of each Award Agreement and the Price Hurdle Agreement, as applicable shall apply to this Agreement mutatis mutandis. This Agreement may be executed and delivered in two or more counterparts, each of which shall be deemed an original, but all of which when so executed and delivered together shall constitute one and the same instrument. Delivery of this Agreement by electronic transmission shall be binding to the same effect as a manually executed counterpart hereof.
[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment and Termination Agreement as of the day and year first above written.
COMPANY

TRIVAGO N.V.

By:
Name:
Title:

PARTICIPANT

By:
Name:

Signature Page to
Amendment and Termination Agreement